BROKERED OFFERING

OSISKO DEVELOPMENT CORP.

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TSX TRUST COMPANY

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EIGHT CAPITAL

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of 13,732,900 Subscription Receipts

Dated as of March 2, 2022

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TABLE OF CONTENTS
(continued)

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SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the "Agreement") is dated as of the 2nd day of March, 2022,

AMONG :

OSISKO DEVELOPMENT CORP., a corporation existing under the federal laws of Canada (the "Corporation")

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TSX TRUST COMPANY, a trust company existing under the federal laws of Canada (the "Subscription Receipt Agent")

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EIGHT CAPITAL, a partnership existing under the laws of Ontario, on its own behalf and on behalf of the Underwriters (as defined herein) pursuant to the Underwriting Agreement (as defined herein)

WHEREAS pursuant to the terms and conditions of an underwriting agreement dated March 2, 2022 among the Corporation and the Underwriters, the Corporation proposes to issue and sell Subscription Receipts (as defined herein) and/or Units (as defined herein), at a price of $4.45 per Subscription Receipt or Unit on a bought deal private placement basis;

AND WHEREAS in connection with the Offering, the Corporation proposes to create and issue 23,258,750 Subscription Receipts, with each Subscription Receipt representing the right to receive one SR Share (as defined herein) and one SR Warrant (as defined herein), subject to certain adjustments, in the manner herein set forth;

AND WHEREAS the Corporation and Eight Capital (on behalf of the Underwriters) have agreed that:

A. pending the satisfaction of the Escrow Release Conditions (as defined herein), the Escrowed Proceeds (as defined herein) are to be delivered to and held by the Subscription Receipt Agent as escrow agent hereunder, unless otherwise directed, and invested in the manner set out herein;

B. if the Escrow Release Conditions are satisfied prior to the Termination Date (as defined herein), Subscription Receiptholders (as defined herein) will be entitled to receive at the Escrow Release Time (as defined herein), without payment of additional consideration or further action, one SR Share and one SR Warrant for each Subscription Receipt held, subject to the adjustments as set out herein, and the Subscription Receipt Agent will release the Escrowed Funds (as defined herein) in accordance with the terms of this Agreement and the Escrow Release Notice (as defined herein); and

C. if a Termination Event (as defined herein) occurs, the Subscription Receiptholders will, on the Termination Date (as defined herein), be entitled to receive the aggregate Purchase Price (as defined herein) for their Subscription Receipts then held, plus their pro rata share of the Subscription Receipt Interest (as defined herein) earned on the Escrowed Proceeds (less any withholding tax required to be withheld in respect thereof) from the Closing Date (as defined herein) to (but excluding) the Termination Date, and the Subscription Receipts will be cancelled without any further action on the part of the holders thereof;

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar and transfer agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Proceeds, in accordance with the terms and conditions set out herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipt Certificates (as defined herein) and Uncertificated Subscription Receipts (as defined herein), when Authenticated by the Subscription Receipt Agent and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those persons (as defined herein) who from time to time become holders of Subscription Receipts issued pursuant to this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation, the Subscription Receipt Agent and Eight Capital, on its own behalf and on behalf of the Underwriters, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation, the Subscription Receipt Agent and Eight Capital hereby covenant, agree and declare as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a) "Acquisition Agreements" means, collectively, the MIPA and the SPA, and all ancillary agreements relating thereto;

(b) "Applicable Legislation" means such provisions of any statute of Canada or of a province or territory thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(c) "Applicable Procedures" means (a) with respect to any transfer or exchange of beneficial ownership interests in, or the conversion of Subscription Receipts represented by, a CDS Subscription Receipt, the applicable rules, procedures or practices of the Depository and the Subscription Receipt Agent in effect at the relevant time, and (b) with respect to any issuance, deposit or withdrawal of Subscription Receipts from or to an electronic position evidencing a beneficial ownership interest in Subscription Receipts represented by a CDS Subscription Receipt, the rules, procedures or practices followed by the Depository and the Subscription Receipt Agent at the relevant time with respect to the issuance, deposit or withdrawal of such positions;

(d) "Approved Bank" has the meaning ascribed thereto in Section 6.2(a);

(e) "Authenticated" means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent, and (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Section 2.7(b) are entered in the register of holders of Subscription Receipts; "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(f) "Balance of the Underwriters' Commission" means the remaining 50% of the Underwriters' Commission payable to the Underwriters on the Escrow Release Date in accordance with Section 6.3(a) hereof;

(g) "Book Entry Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Subscription Receipts;

(h) "Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which Canadian chartered banks located in Toronto, Ontario are not open for business, and shall be a day on which the Exchange is open for trading;

(i) "CDS Subscription Receipts" means Subscription Receipts representing all or a portion of the aggregate number of Subscription Receipts issued in the name of the Depository represented by an Uncertificated Subscription Receipt, or, if requested by the Depository or the Corporation, by a Subscription Receipt Certificate;

(j) "Certificated Subscription Receipt" means a Subscription Receipt evidenced by a Subscription Receipt Certificate substantially in the form of Schedule "A" attached hereto;

(k) "Closing Date" means March 2, 2022 or such other date as the Corporation and the Co- Lead Underwriters (on behalf of the Underwriters) may mutually agree upon in writing;

(l) "Co-Lead Underwriters" means Eight Capital, BMO Nesbitt Burns Inc., and National Bank Financial Inc.;

(m) "Common Shares" means the common shares in the capital of the Corporation;

(n) "Consolidation" means the proposed Common Share consolidation on such consolidation ratio as may be determined by the Corporation in connection with the proposed listing of the Common Shares on the New York Stock Exchange;

(o) "Counsel" means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;

(p) "Current Market Price" of the Common Shares at any date means the volume weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the Exchange or any stock exchange on which the Common Shares are listed for trading, or, if the Common Shares are not traded on any stock exchange, such over-the-counter market as may be selected for such purpose by the Directors or, if the Common Shares are not traded on any such market, as determined by the Directors, acting reasonably;

(q) "Depository" means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Subscription Receipts;

(r) "Director" means a director of the Corporation for the relevant time, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(s) "Escrow Release Conditions" means:

(i) the completion, satisfaction or waiver of all conditions precedent to the Tintic Acquisition in accordance with the Acquisition Agreements; and

(ii) the delivery of the Escrow Release Notice from the Corporation and Eight Capital, on behalf of the Underwriters, to the Subscription Receipt Agent confirming that the condition set forth in (i) above has been met or waived, provided that, as a condition precedent to the execution by Eight Capital of the Escrow Release Notice referred to in (ii) above, the Corporation has delivered the Officers' Certificate, substantially in the form attached hereto as Schedule "C", to Eight Capital, on behalf of the Underwriters;

(t) "Escrow Release Date" means the date on which the Escrow Release Notice is received by the Subscription Receipt Agent in accordance with the terms of this Agreement, provided that if such notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day then the Escrow Release Date shall be the next Business Day following the date of such receipt;

(u) "Escrow Release Deadline" means 5:00 p.m. (Toronto time) on June 15, 2022, or on such later date as the Corporation and Eight Capital (on behalf of the Underwriters) may mutually agree upon in writing;

(v) "Escrow Release Notice" means a written notice substantially in the form set out in Schedule "B" attached hereto, executed by the Corporation and acknowledged by Eight Capital, on behalf of the Underwriters, confirming that, concurrent with the delivery of the notice, the Escrow Release Conditions have been met or, to the extent applicable, waived;

(w) "Escrow Release Time" means the time on the Escrow Release Date that the Subscription Receipt Agent receives the Escrow Release Notice from the Corporation, provided that if such notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day then the Escrow Release Time shall be deemed to be 10:00 a.m. (Toronto time) on the next Business Day following the date of such receipt;

(x) "Escrowed Funds" means the Escrowed Proceeds, together with all Subscription Receipt Interest and other income earned thereon, if any;

(y) "Escrowed Proceeds" means the cash amount equal to the aggregate gross proceeds from the sale of Subscription Receipts under the Offering, less (i) 50% of the Underwriters' Commission; and (ii) Underwriters' Expenses, delivered to the Subscription Receipt Agent to be held in escrow on the terms and subject to the conditions of this Agreement;

(z) "Exchange" means the TSX Venture Exchange;

(aa) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(bb) "Extraordinary Resolution" has the meaning attributed thereto in Section 9.12 and Section 9.15 hereof;

(cc) "Final Prospectus" means the final short form prospectus to be prepared by the Corporation relating to the qualification for distribution of the SR Shares and SR Warrants to Subscription Receiptholders resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions and for which a final receipt of the British Columbia Securities Commission (on its on behalf and on behalf of each of the other Canadian securities regulatory authorities in the Qualifying Jurisdictions) has been issued;

(dd) "Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including, without limitation, original issuances or registrations of transfer of ownership) the minimum number of the Subscription Receipt Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(ee) "MIPA" means the membership interest purchase agreement entered into among the Corporation, Osisko Utah LLC, and IG Tintic LLC dated January 24, 2022;

(ff) "Offering" means the sale of 20,225,000 Subscription Receipts and/or Units by the Corporation on a bought deal private placement basis for aggregate gross proceeds of $90,001,250, plus up to an additional 3,033,750 Subscription Receipts and/or Units issuable under the private placement for additional gross proceeds of up to $13,500,187.50 pursuant to an option granted to the Underwriters;

(gg) "Officers' Certificate" has the meaning attributed thereto in Section 4.1(a) hereof;

(hh) "person" includes an individual, corporation, partnership, trust, unincorporated organization or any other entity whatsoever, and words importing persons have a similar extended meaning;

(ii) "President's List" means the list of subscribers for up to a maximum of 3,145,000 Subscription Receipts and/or Units as agreed upon by the Underwriters and the Corporation in the manner set out in the Underwriting Agreement;

(jj) "Purchase Price" means $4.45 per Subscription Receipt;

(kk) "Qualification Time" means 12:01 a.m. (Toronto time) on the date that is three Business Days following the date that a final receipt of the British Columbia Securities Commission (on its on behalf and on behalf of each of the other Canadian securities regulatory authorities in the Qualifying Jurisdictions) is obtained for the Final Prospectus;

(ll) "Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A under the U.S. Securities Act;

(mm) "Qualifying Jurisdictions" means, collectively, all of the provinces and territories of Canada in which Subscription Receipts are sold to Subscription Receiptholders;

(nn) "Regulation S" means Regulation S under the U.S. Securities Act;

(oo) "SEC" means the United States Securities and Exchange Commission;

(pp) "SPA" the share purchase agreement entered into among the Corporation, Osisko Utah LLC, Ruby Hollow LLC, and Emerald Hollow LLC dated January 24, 2022;

(qq) "SR Shares" means the Common Shares issuable upon conversion of the Subscription Receipts;

(rr) "SR Warrants" means Common Share purchase warrants of the Corporation issuable upon conversion of the Subscription Receipts, each of which entitles the holder thereof to acquire one SR Warrant Share at a price of $7.60 per SR Warrant Share for a period of 60 months following the Closing Date, subject to adjustments, and all in accordance with the terms and conditions of the Warrant Indenture;

(ss) "SR Warrant Share" means a Common Share issuable upon the exercise of a SR Warrant;

(tt) "Subscription Receipt Certificate" means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule "A";

(uu) "Subscription Receipt Interest" has the meaning ascribed thereto in Section 6.2(a);

(vv) "Subscription Receiptholders" or "holders" means the persons from time to time entered in a register of holders described in Section 3.1 as holders of Subscription Receipts;

(ww) "Subscription Receiptholders' Request" means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(xx) "Subscription Receipts" means the subscription receipts created and issued pursuant to Section 2.1(a) and authorized for issue hereunder and that have not at the particular time expired, been purchased by the Corporation, converted or otherwise become null, void and of no further force or effect;

(yy) "Subsidiary of the Corporation" means any corporation of which Voting Shares carrying more than 50% of the votes attached to all outstanding Voting Shares of such corporation are owned, directly or indirectly, other than by way of security only, by one or more of the Corporation and any Subsidiary of the Corporation, provided that the Corporation or such Subsidiary of the Corporation is not contractually or otherwise prohibited or restricted from exercising sufficient of the voting rights attached to such Voting Shares to elect at least a majority of the directors of such corporation;

(zz) "Termination Date" means of the date on which a Termination Event occurs;

(aaa) "Termination Event" means any one of the following events:

(i) the Escrow Release Conditions are not satisfied on or before the Escrow Release Deadline;

(ii) the Tintic Acquisition is terminated prior to the Escrow Release Deadline; or

(iii) the public announcement by the Corporation, or the notice by the Corporation to Eight Capital, on behalf of the Underwriters, that: (A) it does not intend to satisfy the Escrow Release Conditions; or (B) the Escrow Release Conditions are incapable of being satisfied by the Escrow Release Deadline.

(bbb) "Termination Notice" means a written notice from the Corporation addressed to the Subscription Receipt Agent indicating that a Termination Event has occurred and directing the Subscription Receipt Agent to return all Escrowed Funds (less any withholding tax required to be withheld in respect thereof) to the Subscription Receiptholders;

(ccc) "Tintic Acquisition" means the acquisition of a 100% of ownership interest in Tintic Consolidated Metals LLC by the Corporation or a subsidiary thereof pursuant to the Acquisition Agreements;

(ddd) "Trading Day" means a day on which a stock exchange on which the Common Shares are listed and which forms the primary trading market for such shares is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the- counter market where such shares are traded is open for business;

(eee) "Uncertificated Subscription Receipt" means any Subscription Receipt which is not a Certificated Subscription Receipt;

(fff) "Underwriters" means, collectively, the Co-Lead Underwriters, Canaccord Genuity Corp., RBC Capital Markets, PI Financial Corp., and Desjardins Securities Inc.;

(ggg) "Underwriters' Commission" means the cash commission payable to the Underwriters equal to 5.0% of the aggregate gross proceeds from the sale of Subscription Receipts under the Offering, provided that no cash commission shall be payable to the Underwriters in respect of Subscription Receiptholders on the President's List;

(hhh) "Underwriters' Expenses" means all reasonable costs and out-of-pocket expenses of the Underwriters payable in connection with the Offering, as more particularly described in the Underwriting Agreement;

(iii) "Underwriting Agreement" means the underwriting agreement dated as of the Closing Date among the Corporation and the Underwriters;

(jjj) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(kkk) "Units" means units of the Corporation, with each Unit comprised of one Common Share and one Common Share purchase warrant of the Corporation, on the same terms as the SR Shares and SR Warrants, respectively;

(lll) "U.S. Person" means a "U.S. person", as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(mmm) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(nnn) "U.S. Subscription Receiptholder" means a Qualified Institutional Buyer that is a U.S. Person and is acquiring the Subscription Receipts in the United States (i) for its own account and not on behalf of any other person, or (ii) for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion, for investment purposes, and, in either case, not with a view to any resale, distribution or other disposition of the securities in violation of United States federal or state securities laws;

(ooo) "Voting Shares" means shares of any corporation of one or more classes or series of a class of shares of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares shall be deemed not to cease to be Voting Shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;

(ppp) "Warrant Agent" means the warrant agent appointed pursuant to the terms of the Warrant Indenture;

(qqq) "Warrant Indenture" means the warrant indenture governing the warrants issued pursuant to the Offering (including the SR Warrants) dated as of the Closing Date among the Corporation and the Warrant Agent; and

(rrr) "Written Request of the Corporation", "Written Direction of the Corporation" and "Certificate of the Corporation" mean a written request, direction and certificate, respectively, signed in the name of the Corporation by any Director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the Directors from time to time, and may consist of one or more instruments so executed respectively.

1.2 Interpretation

(a) Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b) Interpretation Not Affected by Headings, etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c) Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(d) Time of the Essence: Time will be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.

(e) Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

(f) Severability: In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

(g) Conflict: In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision of this Agreement shall prevail to the extent of the inconsistency.

1.3 Applicable Law

This Agreement and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of Ontario and the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts.

1.4 Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule "A"	Form of Subscription Receipt Certificate
Schedule "B"	Escrow Release Notice
Schedule "C"	Officers' Certificate

ARTICLE 2

SUBSCRIPTION RECEIPTS

2.1 Creation and Issue of Subscription Receipts

(a) An aggregate of 23,258,750 Subscription Receipts, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $4.45 for each Subscription Receipt.

(b) One Subscription Receipt shall be issued, in certificated or uncertificated form, without any further act or formality, on the Closing Date for each $4.45 received by the Corporation as payment therefor and each such Subscription Receipt shall be a fully paid and non-assessable security of the Corporation.

(c) Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Article 4 hereof, and without payment of any additional consideration or further action, to be issued one SR Share and one SR Warrant at the Escrow Release Time, subject to adjustment as set out herein.

2.2 Payment Acknowledgement

The Subscription Receipt Agent will, by way of separate written receipt, acknowledge receipt of funds from Eight Capital, on behalf of the Underwriters, for the sale of Subscription Receipts under the Offering, and will confirm that such funds have been deposited in a segregated account, or as otherwise jointly directed by the Corporation and Eight Capital (on behalf of the Underwriters) in writing, and the Subscription Receipt Agent will retain such funds in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

2.3 Terms of Subscription Receipts

(a) Purchase by the Corporation: Notwithstanding Section 3.1(b), the Corporation may from time to time purchase Subscription Receipts by private agreement or otherwise, and any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Corporation in its sole discretion may determine in agreement with the applicable Subscription Receiptholder. Subscription Receipt Certificates representing Subscription Receipts purchased by the Corporation pursuant to this Section 2.3(a) shall be surrendered to the Subscription Receipt Agent for cancellation and shall be accompanied by a Written Direction of the Corporation to the Subscription Receipt Agent to cancel the Subscription Receipts represented thereby and shall not be reissued. For greater certainty, nothing in this Section 2.3(a) shall grant to the Corporation a unilateral right of redemption with respect to the Subscription Receipts.

(b) Cancellation of Subscription Receipts: In the event that either (i) a Termination Notice is delivered prior to the Escrow Release Deadline, or (ii) the Escrow Release Notice is not delivered to the Subscription Receipt Agent at or prior to the Escrow Release Deadline, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be terminated and cancelled by the Subscription Receipt Agent as of the Termination Time and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Escrowed Funds, an amount equal to the aggregate Purchase Price of the Subscription Receipts then held, plus a pro rata share of Subscription Receipt Interest earned on the Escrowed Proceeds (less any withholding tax required to be withheld in respect thereof). Such amount (less any withholding tax required to be withheld in respect thereof) shall be returned to each holder of a Subscription Receipt by the Subscription Receipt Agent in accordance with Section 6.3(b) hereof. The Corporation shall be liable for, and shall forthwith after the Termination Date deposit funds with the Subscription Receipt Agent, in an amount equal to any shortfall between the amounts owing to Subscription Receiptholders under this Section 2.3(b) and the amount of the Escrowed Funds. Neither the Subscription Receipt Agent nor the Underwriters shall have any responsibility for any shortfall owing to the Subscription Receiptholders.

2.4 Form of Subscription Receipts

(a) Form: The Subscription Receipts may be issued in both certificated and uncertificated form. Upon the issue of Subscription Receipts, Subscription Receipt Certificates, if applicable, shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, Authenticated by or on behalf of the Subscription Receipt Agent and delivered by the Corporation in accordance with Section 2.5 and Section 2.7. The Subscription Receipt Certificates, if applicable, shall be substantially in the form attached as Schedule "A" hereto, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Subscription Receipt Agent and the Corporation, and the Subscription Receipt Certificates shall be dated as of the Closing Date, and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and shall be issuable in any denomination excluding fractions. All Subscription Receipts issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Subscription Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 3.1(a).

(b) Production: Except as provided in this Article 2, all Subscription Receipts shall, save as to denominations, be of like tenor and effect. The Subscription Receipt Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine.

(c) Canadian Legends: Subscription Receipt Certificates issued, as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, shall bear or be deemed to bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 3, 2022."

and if applicable under the policies of the Exchange, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 3, 2022."

and all Subscription Receipts registered in the name of the Depository, the following additional legend:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

2.5 CDS Subscription Receipts

(a) Re-registration of beneficial interests in and transfers of Subscription Receipts held by the Depository shall be made only through the book entry registration system and no Subscription Receipt Certificates shall be issued in respect of such Subscription Receipts except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.5, owners of beneficial interests in any CDS Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names and shall not receive or be entitled to receive Subscription Receipts in definitive form or to have their names appear in the register referred to in Section 3.1(a) herein while they are held as book entry only securities with the Depository.

(b) Notwithstanding any other provision in this Agreement, no CDS Subscription Receipts may be exchanged in whole or in part for Subscription Receipts registered, and no transfer of CDS Subscription Receipts in whole or in part may be registered, in the name of any person other than the Depository for such CDS Subscription Receipts or a nominee thereof unless:

(i) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(ii) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Subscription Receipts and the Corporation is unable to locate a qualified successor;

(iii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(iv) the Corporation determines that the Subscription Receipts shall no longer be held as CDS Subscription Receipts through the Depository;

(v) such right is required by applicable law, as determined by the Corporation and the Corporation's Counsel;

(vi) the Corporation so instructs the Subscription Receipt Agent in writing,

following which Subscription Receipts for those holders requesting such shall be issued to the beneficial owners of such Subscription Receipts or their nominees as directed by the holder. The Corporation shall provide a Certificate of the Corporation giving notice to the Subscription Receipt Agent of the occurrence of any event outlined in this Section 2.5(b), except in the case of Section 2.5(b)(vi).

(c) Subject to the provisions of this Section 2.5, any exchange of CDS Subscription Receipts for Subscription Receipts which are not CDS Subscription Receipts may be made in whole or in part in accordance with the provisions of Section 3.2, mutatis mutandis. All such Subscription Receipts issued in exchange for CDS Subscription Receipts or any portion thereof shall be registered in such names as the Depository for such CDS Subscription Receipts shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Subscription Receipts) as the CDS Subscription Receipts or portion thereof surrendered upon such exchange.

(d) Every Subscription Receipt Authenticated upon registration or transfer of CDS Subscription Receipts, or in exchange for or in lieu of a CDS Subscription Receipt or any portion thereof, whether pursuant to this Section 2.5, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Subscription Receipt, unless such Subscription Receipt is registered in the name of a person other than the Depository for such CDS Subscription Receipt or a nominee thereof.

(e) Notwithstanding anything to the contrary in this Agreement, subject to applicable law, the CDS Subscription Receipts will be issued as Uncertificated Subscription Receipts, unless otherwise requested in writing by the Depository or the Corporation.

(f) The rights of beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository and the Subscription Receipt Agent.

(g) Notwithstanding anything herein to the contrary, neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(i) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipts represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii) for maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(h) The Corporation may terminate the application of this Section 2.5 in its sole discretion in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a person other than the Depository.

(i) For so long as Subscription Receipts are held through the Depository, if any notice or other communication is required to be given to Subscription Receiptholders, the Subscription Receipt Agent will give such notices and other communications to the Depository.

2.6 Signing of Subscription Receipt Certificates

(a) Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer of the Corporation or any one Director or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(b) Signatures: The signature of the individual referred to in Section 2.6(a) hereof may be manual, electronic, engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile or electronic signature will, subject to Section 2.7 hereof, be binding on the Corporation as if they had been manually signed by such officer of the Corporation or Director.

(c) No Longer Officer: Notwithstanding that any individual whose manual, electronic or facsimile signature appears on a Subscription Receipt Certificate as one of the officers of the Corporation or Directors referred to in Section 2.6(a) hereof no longer holds the same or any other office with, or is no longer a Director of, the Corporation, at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.7 hereof, be valid and binding on the Corporation.

2.7 Authentication by Subscription Receipt Agent

(a) Authentication of Subscription Receipt Certificates: No Subscription Receipt Certificate, if issued, will be valid or entitle the holder to the benefits hereof until it has been Authenticated by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule "A" or in such other form as may be approved by the Subscription Receipt Agent and the Corporation. The Authentication by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof. Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to acquire SR Shares and SR Warrants, notwithstanding that the form of such Subscription Receipt Certificate may not be in the form then required by this Agreement.

(b) Authentication of Uncertificated Subscription Receipts: The Subscription Receipt Agent shall Authenticate Uncertificated Subscription Receipts (whether upon original issuance, exchange, registration of transfer, partial payment or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Subscription Receipt under this Agreement. Such Authentication shall be conclusive evidence that such Uncertificated Subscription Receipts have been duly issued hereunder and that the holder or holders are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Subscription Receipts recorded therein shall be binding on the Corporation.

(c) Validity of Subscription Receipts: No Subscription Receipt shall (a) be considered issued, valid or obligatory; nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by the Subscription Receipt Agent. Authentication by the Subscription Receipt Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of such Certificated Subscription Receipt or Uncertificated Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration thereof. Authentication by the Subscription Receipt Agent shall be conclusive evidence as against the Corporation that the Subscription Receipts so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Agreement.

No Certificated Subscription Receipt shall (a) be considered issued or obligatory; nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate set out in Schedule "A" hereto. Such Authentication on any such Certificated Subscription Receipt shall be conclusive evidence that such Certificated Subscription Receipt is duly Authenticated and is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement.

No Uncertificated Subscription Receipt shall (a) be considered issued or obligatory; nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Subscription Receipt. Such entry on the register of the particulars of an Uncertificated Subscription Receipt shall be conclusive evidence that such Uncertificated Subscription Receipt is duly Authenticated and is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement.

(d) Authentication No Representation: The Authentication by the Subscription Receipt Agent of any Subscription Receipts whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or such Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or the proceeds thereof.

2.8 Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu with all other Subscription Receipts, whatever may be the actual dates of their issue.

2.9 Issue in Substitution for Lost Certificates, Etc.

(a) Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 2.9(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Subscription Receipt Certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(b) Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.9 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(i) furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(ii) if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(iii) pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.10 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt or otherwise shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, any right to vote at, to receive notice of or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

ARTICLE 3

REGISTRATION, TRANSFERABILITY AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

3.1 Registration and Transfer of Subscription Receipts

(a) Register: The Corporation will cause to be kept by the Subscription Receipt Agent at its principal office in Toronto, Ontario, a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Subscription Receipts and particulars, including all transfer restrictions, of the Subscription Receipts held by them;

(b) Transfer: The Subscription Receipts may only be transferred on the register kept by the Subscription Receipt Agent at the principal office by a holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon: (i) in the case of Certificated Subscription Receipts, surrendering to the Subscription Receipt Agent at the principal office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred together with a duly executed form of transfer (in the form attached to the Subscription Receipt Certificate as set out in Schedule "A" attached hereto); (ii) in the case of Uncertificated Subscription Receipts that are not CDS Subscription Receipts, surrendering to the Subscription Receipt Agent at the principal office instruction from the holder in form reasonably satisfactory to the Subscription Receipt Agent; (iii) in the case of CDS Subscription Receipts, compliance with Applicable Procedures prescribed by the Depository under the book entry registration system; and (iv) compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Subscription Receipt Agent may prescribe; and

(iii) all applicable securities legislation and policies of the Exchange;

and such transfer shall be duly noted in such register by the Subscription Receipt Agent. Upon compliance with such requirements, the Subscription Receipt Agent shall issue to the transferee of a Certificated Subscription Receipt, a Subscription Receipt Certificate representing the Subscription Receipts transferred, and to the transferee of an Uncertificated Subscription Receipt, an Uncertificated Subscription Receipt (or it shall Authenticate and deliver a Certificated Subscription Receipt instead, upon request) representing the Subscription Receipts transferred, and the transferee of a CDS Subscription Receipt shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Subscription Receipts. Transfers within the systems of the Depository are not the responsibility of the Subscription Receipt Agent and will not be noted on the register maintained by the Subscription Receipt Agent.

(c) Rights and Privileges: Subject to the provisions of this Agreement, Applicable Legislation and applicable law, the Subscription Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts, and the issue of the SR Shares and SR Warrants by the Corporation upon the conversion of the Subscription Receipts in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder.

(d) No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt.

(e) Inspection: The register referred to in Section 3.1(a) hereof, and any branch register maintained pursuant to Section 3.1(f) hereof, will at all reasonable times be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such registers and showing the number of Subscription Receipts held by each such holder.

(f) Location of Registers: The Corporation may at any time and from time to time change the place at which the register referred to in Section 3.1(a) hereof is kept and/or cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 12.1 and Section 12.2 hereof.

(g) Certain Transfers by U.S. Subscription Receiptholders: The Subscription Receipts, SR Shares, SR Warrants and SR Warrant Shares (i) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, (ii) are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act and (iii) will not be represented by certificates that bear a United States restrictive legend or identified by a restricted CUSIP number. Accordingly, a U.S. Subscription Receiptholder may only transfer Subscription Receipts, SR Shares, SR Warrants and SR Warrant Shares: (A) to the Corporation or its subsidiaries (though the Corporation or its subsidiaries are under no obligation to purchase any such securities), (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws or regulations or (C) pursuant to an effective registration statement under the U.S. Securities Act.

3.2 Exchange of Subscription Receipt Certificates

(a) Exchange: One or more Subscription Receipt Certificates may at any time prior to the close of business on the Escrow Release Date, in compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts and registered in the same name as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(b) Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office of the Subscription Receipt Agent in Toronto, Ontario or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(c) Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.2 shall be surrendered to the Subscription Receipt Agent and cancelled.

(d) Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.6(a) hereof as necessary to carry out exchanges pursuant to this Section 3.2 and such Subscription Receipt Certificate will be certified by the Subscription Receipt Agent.

(e) Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear the legends set forth in Section 2.4 hereof shall bear the same legends, as applicable.

3.3 No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate. The Corporation shall bear any charges for the exchange of Subscription Receipt Certificates.

3.4 Ownership of Subscription Receipts

(a) Owner: The Corporation and the Subscription Receipt Agent may deem and treat the person in whose name any Subscription Receipt is registered as the absolute owner of such Subscription Receipt for all purposes, and such person will for all purposes of this Agreement be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b) Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of SR Shares and SR Warrants issuable pursuant thereto upon the satisfaction of the Escrow Release Conditions (or the payment of amounts payable in respect thereof pursuant to Section 2.3(b) hereof) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE 4

CONVERSION OF SUBSCRIPTION RECEIPTS

4.1 Conversion of Subscription Receipts by Subscription Receipt Agent

(a) Delivery of Escrow Release Notice: Upon satisfaction of the Escrow Release Conditions set forth in Section 1.1(s)(i) prior to the Termination Date, the Corporation will deliver to Eight Capital, as soon as practicable following the satisfaction thereof, an Escrow Release Notice duly executed by the Corporation, together with a certificate substantially in the form set out in Schedule "C" (the "Officers' Certificate") executed by the Chief Executive Officer and Chief Financial Officer of the Corporation (or such other officers as may be acceptable to Eight Capital, on behalf of the Underwriters) certifying to the Underwriters that the Escrow Release Conditions set forth in Section 1.1(s)(i) have been satisfied. Upon receipt of the Escrow Release Notice and the Officers' Certificate from the Corporation, Eight Capital, on behalf of the Underwriters, will review the Escrow Release Notice and Officers' Certificate and, unless Eight Capital, on behalf of the Underwriters, in good faith contests any of the statements contained therein, as soon as practicable, Eight Capital, on behalf of the Underwriters, will execute the Escrow Release Notice in acknowledgement thereof. The Corporation will thereafter deliver the Escrow Release Notice, jointly executed by the Corporation and Eight Capital (on behalf of the Underwriters), to the Subscription Receipt Agent.

(b) Final Receipt Notice: On the date that a final receipt of the British Columbia Securities Commission (on its on behalf and on behalf of each of the other Canadian securities regulatory authorities in the Qualifying Jurisdictions) has been issued for the Final Prospectus, the Corporation will provide the Subscription Receipt Agent a written notice that the final receipt has been obtained and confirmation of the Qualification Time, with a copy of the final receipt attached thereto.

(c) Conversion by Subscription Receipt Agent: Upon receipt of the Escrow Release Notice by the Subscription Receipt Agent, all Subscription Receipts will be automatically converted by the Subscription Receipt Agent at the Escrow Release Time for and on behalf of the holder thereof and the holder thereof shall, without payment of additional consideration or any further action on the part of the holder thereof (including the surrender of any Certificated Subscription Receipts or deemed surrender of any Uncertificated Subscription Receipts), be deemed to have subscribed for the corresponding number of SR Shares and SR Warrants issuable upon the conversion of such Subscription Receipts. After the conversion contemplated above, Subscription Receipt Certificates will represent only the right of the registered holder thereof to receive the SR Shares and SR Warrants to be issued upon conversion.

(d) Conversion of Uncertificated Subscription Receipts: In the case of Uncertificated Subscription Receipts and CDS Subscription Receipts, the Corporation will direct the Depository to cause to be entered and issued, as the case may be, to the person or persons in whose name or names the SR Shares and SR Warrants have been issued, a book entry only system customer confirmation. Notwithstanding the foregoing, the Corporation will, upon its receipt of a written direction from Eight Capital that the SR Shares and SR Warrants issuable on the conversion of Subscription Receipts are to be represented by certificates issued to and registered in the name of the Depository or its nominee pursuant to the terms hereof, issue or cause to be issued certificates representing such SR Shares and SR Warrants registered in the name of and deposited with the Depository, in which case the Corporation will direct the Depository to cause to be entered and issued, as the case may be, to the person or persons whose name or names such SR Shares and SR Warrants have been issued, a book entry only system customer confirmation.

(e) Release of Escrowed Funds: Following receipt of the Escrow Release Notice, the Subscription Receipt Agent will release the Escrowed Funds in accordance with Section 6.3(a) hereof. The Subscription Receipt Agent will release to Eight Capital (on behalf of the Underwriters) the Balance of the Underwriters' Commission plus any Subscription Receipt Interest earned thereon, and release the balance of the Escrowed Funds to the Corporation or as the Corporation may direct (less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred), all in accordance with the Escrow Release Notice.

(f) Rights on Conversion: Subject to the provisions of this Agreement, the holder of any Subscription Receipt converted pursuant to Section (c) hereof shall have no rights hereunder except to be issued the SR Shares and SR Warrants upon the conversion of the Subscription Receipts.

(g) Direction of Subscription Receipt Agent: The parties hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Subscription Receipts pursuant to Section 4.1(c) hereof at the Escrow Release Time following receipt of the Escrow Release Notice.

4.2 Effect of Conversion

Upon the conversion of any Subscription Receipts in accordance with Section 4.1(c), the SR Shares and SR Warrants thereby issuable will be issued, and the person or persons to whom such SR Shares and SR Warrants are to be issued will be the holder or holders of record thereof, at the Escrow Release Time.

4.3 Fractions

The Corporation shall not be required, upon the conversion of the Subscription Receipts or upon any adjustment in accordance with Article 7, to issue fractions of SR Shares or SR Warrants to any person or to issue certificates which evidence a fractional SR Share or SR Warrant. Where the aggregate number of SR Shares or SR Warrants, as applicable, that a Subscription Receiptholder would otherwise be entitled to receive upon conversion of the Subscription Receipts includes a fraction of a SR Share or SR Warrant, as applicable, the aggregate number of SR Shares or SR Warrants, as applicable, to be issued to the Subscription Receiptholder will be rounded down to the nearest whole number and the Corporation shall not pay any amounts to the holder in satisfaction of any such fraction of a SR Share or SR Warrant, as applicable.

4.4 Recording

The Corporation, with the assistance of the Subscription Receipt Agent, will record the particulars of each Subscription Receipt converted, which particulars will include the name and address of each person to whom SR Shares and SR Warrants are issued and the number of SR Shares and SR Warrants so issued at the Escrow Release Time.

4.5 Securities Restrictions

(a) General: No securities will be issued in connection herewith if the issue thereof would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates in respect thereof will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the SR Shares and SR Warrants (if applicable) are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence in form and substance satisfactory to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such SR Shares and SR Warrants in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.

(b) Canadian Legends: The SR Shares and SR Warrants issued upon the conversion of the Subscription Receipts shall, if issued prior to the Qualification Time and required for the Corporation to comply with applicable securities laws, be subject to the following legend restriction:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 3, 2022."

and if applicable under the policies of the Exchange, the additional legend as follows:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 3, 2022."

provided that the SR Shares and SR Warrants issued upon the conversion of the Subscription Receipts after the Qualification Time shall not be subject to any of the foregoing legends.

ARTICLE 5

COVENANTS

5.1 General Covenants

The Corporation covenants with the Subscription Receipt Agent, Eight Capital and the Subscription Receiptholders that so long as any Subscription Receipts remain outstanding:

(a) Maintenance: The Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(b) Authorization: The Corporation is duly authorized to create and issue the Subscription Receipts and, when issued and Authenticated as herein provided, such Subscription Receipts shall be valid and enforceable against the Corporation in accordance with the terms herein.

(c) Reservation of Securities: The Corporation will reserve and conditionally allot for the purpose and keep available sufficient unissued SR Shares and SR Warrants to enable it to satisfy its obligations on the conversion of the Subscription Receipts, and a sufficient number of SR Warrant Shares to enable it to satisfy its obligations on the exercise of the SR Warrants.

(d) Issue of SR Shares, SR Warrants and SR Warrant Shares: The Corporation will cause the

(i) SR Shares and SR Warrants to be issued pursuant to the conversion of the Subscription Receipts and (ii) SR Warrant Shares to be issued pursuant to the exercise of SR Warrants to be issued and delivered in accordance with the provisions of this Agreement and the Warrant Indenture, as the case may be, and all such SR Shares, SR Warrants and SR Warrant Shares that are issued will be fully paid and non-assessable securities.

(e) SEC Matters: The Corporation confirms that as at the date hereof it does not have a class of securities registered pursuant to Section 12 of the Exchange Act or a reporting obligation pursuant to Section 15(d) of the Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the Exchange Act, (ii) the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or (iii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers' certificate notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may reasonably require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain obligations of the Subscription Receipt Agent with respect to those clients of the Subscription Receipt Agent that are required to file reports with the SEC under the Exchange Act.

(f) Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.1 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the SR Shares and SR Warrants issued upon conversion of the Subscription Receipts.

(g) Filings: The Corporation will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the conversion of the Subscription Receipts and the issue of the SR Shares and SR Warrants.

(h) Reporting Issuer: The Corporation is a reporting issuer in British Columbia, Alberta and Québec.

(i) Notice of Termination: If (i) a Termination Event has occurred, or (ii) the Escrow Release Notice has not been provided in accordance with the provisions hereof at or prior to the Escrow Release Deadline, the Corporation shall deliver a Termination Notice to the Subscription Receipt Agent and send or cause to be sent to each holder of Subscription Receipts written notice advising of that fact and such notice shall be sent within three Business Days after the Termination Date.

(j) Record Dates: The Corporation shall provide at least fourteen Business Days written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares, except as such meeting or written resolution may pertain to approval of matters related to the Tintic Acquisition, the Consolidation or Offering.

(k) General Performance: The Corporation will perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby.

(l) Default: The Corporation will promptly advise the Subscription Receipt Agent, Eight Capital and the Subscription Receiptholders in writing of any material default under the terms of this Agreement.

(m) Notices: Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent in accordance with the requirements of Section 12.2 to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.

(n) Escrow Release Conditions: The Corporation will use its commercially reasonable efforts to satisfy the Escrow Release Conditions prior to the Escrow Release Deadline.

(o) Final Prospectus: The Corporation will use its commercially reasonable efforts to file the Final Prospectus in each of the Qualifying Jurisdictions and obtain the final receipt on or before the closing of the Tintic Acquisition.

5.2 Remuneration and Expenses of Subscription Receipt Agent

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except for any expense, disbursement or advance that arises out of or results from the Subscription Receipt Agent's gross negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

5.3 Notice of Issue

As applicable, the Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

5.4 Securities Qualification Requirements

If, in the opinion of Counsel, any instrument is required to be filed with, or any permission is required to be obtained from, any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any SR Shares and SR Warrants which a Subscription Receiptholder is entitled to acquire pursuant to the conversion of any Subscription Receipt may properly and legally be issued upon due conversion thereof, the Corporation covenants that it will promptly take such required action.

5.5 Contractual Rights of Rescission

(a) In the event that a Subscription Receiptholder who acquires SR Shares and SR Warrants upon the automatic conversion of a Subscription Receipt is or becomes entitled under applicable securities laws to the remedy of rescission by reason the Final Prospectus (including documents incorporated by reference) or any amendment thereto containing a misrepresentation or the Final Prospectus is not delivered to a holder, such holder shall, subject to available defences and any limitation period under applicable securities laws, be entitled to rescission not only of the holder's conversion of its Subscription Receipt but also of the offering transaction pursuant to which the Subscription Receipt was initially acquired, and shall be entitled in connection with such rescission to a full refund of the aggregate Purchase Price paid to the Corporation on the acquisition of the Subscription Receipt (and is hereby granted such rescission rights by the Corporation), provided that such right of rescission is exercised within 180 days after the Closing Date (which, if not exercised within such 180 day period, shall be null and void). In the event such holder is a permitted assignee of the interest of the original Subscription Receipt subscriber, such permitted assignee shall be permitted to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The right provided by this section is a direct contractual right extended by the Corporation (not the Subscription Receipt Agent) to holders of Subscription Receipts, permitted assignees of such holders and holders of the Common Shares acquired by such holders upon automatic exercise of the Subscription Receipts. The foregoing is in addition to any other right or remedy available to a holder of a Subscription Receipt under applicable securities laws, or otherwise at law, and is subject to the defences described under such securities laws. In no event shall the Corporation be liable under this section if the original Subscription Receiptholder purchased the Subscription Receipts with knowledge of the misrepresentation.

(b) Should a Subscription Receiptholder exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the applicable transfer agent of any SR Shares and Warrant Agent of the SR Warrants that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the applicable transfer agent in writing, to cancel any such SR Shares and SR Warrants on the register, which may have already been issued upon the Subscription Receipt automatic exercise. In the event that any payment is received from the Corporation by virtue of the holder being a securityholder that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Subscription Receipt Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section, nor shall the Subscription Receipt Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section.

5.6 Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders and Eight Capital of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, but the Subscription Receipt Agent will have no obligation to notify the Subscription Receiptholders and Eight Capital that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.2 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 6

DEPOSIT OF PROCEEDS AND

CANCELLATION OF SUBSCRIPTION RECEIPTS

6.1 Deposit of Escrowed Proceeds in Escrow

The Corporation shall deliver, and shall direct that Eight Capital, on behalf of the Underwriters, deliver, the Escrowed Proceeds to the Subscription Receipt Agent on the Closing Date by way of electronic wire transfer in immediately available funds. The Subscription Receipt Agent shall immediately place such funds in a segregated account in accordance with the provisions of this Article 6. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of $4.45 per Subscription Receipt therefor that the Escrowed Funds are held by the Subscription Receipt Agent in accordance with the provisions of this Article 6. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds or in the Subscription Receipt Interest unless and until the Escrow Release Notice is delivered to the Subscription Receipt Agent. The Subscription Receipt Agent shall retain the Escrowed Funds and the Subscription Receipt Interest for the benefit of the holders of the Subscription Receipts and, upon the delivery of the Escrow Release Notice, to the Subscription Receipt Agent, retroactively for the benefit of the Corporation in accordance with the provisions of this Article 6.

6.2 Investment of Escrowed Funds

(a) Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more segregated interest-bearing bank accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more Schedule I Canadian chartered banks (each such bank, an "Approved Bank"). The Subscription Receipt Agent shall pay interest at an annual rate agreed to between the Subscription Receipt Agent and the Approved Bank ("Subscription Receipt Interest"). Such payment obligation shall be calculated daily and paid to the account(s) within three Business Days of each month-end.

(b) All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 6.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation and Eight Capital (on behalf of the Underwriters) acknowledge and agree that the Subscription Receipt Agent acts prudently in depositing the Escrowed Proceeds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(c) At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re- deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Subscription Receiptholders prior to and after such withdrawal.

(d) For tax reporting purposes, all interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall (i) to the extent such interest is distributed by the Subscription Receipt Agent to any person or entity pursuant to the terms of this Agreement during such tax year, be allocated to such person or entity, and (ii) otherwise be allocated to the Corporation in the taxation year that it was earned, notwithstanding that no such amount has been distributed. The Subscription Receiptholders and the Corporation agree to provide the Subscription Receipt Agent with their certified tax identification numbers and other forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function.

(e) Any bank charges and similar fees as well as losses, if any, on such investments shall be debited to the Escrowed Funds account(s).

6.3 Release of Escrowed Funds

The Subscription Receipt Agent shall release the Escrowed Funds at the Escrow Release Time as follows:

(a) Upon receipt of an Escrow Release Notice delivered to the Subscription Receipt Agent in accordance with Section 4.1(a), release as soon as practicable:

(i) to Eight Capital (on behalf of the Underwriters), an amount equal to the Balance of the Underwriters' Commission, plus any Subscription Receipt Interest earned thereon; and

(ii) to the Corporation, an amount equal to the Escrowed Funds, less:

(A) an amount equal to the Balance of the Underwriters' Commission plus any Subscription Receipt Interest earned thereon; and

(B) an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred.

(b) In the event that a Termination Event occurs, the Corporation shall forthwith deliver a Termination Notice to the Subscription Receipt Agent and Eight Capital (on behalf of the Underwriters). Upon the delivery of the Termination Notice, each Subscription Receipt shall be cancelled by the Subscription Receipt Agent as of the Termination Date, and the Subscription Receipt Agent shall pay to each Subscription Receiptholder from the Escrowed Funds, the Aggregate Purchase Price of the Subscription Receipts then held, plus a pro rata share of the Subscription Receipt Interest earned on the Escrowed Proceeds (less any withholding tax required to be withheld in respect thereof), and the Subscription Receipt Agent shall, within three Business Days of the Termination Date, mail or deliver, or cause to be mailed or delivered, a cheque, or pay by wire transfer, to each Subscription Receiptholder in the amount payable at the address of such Subscription Receiptholder on the register of holders of Subscription Receipts. The Corporation shall concurrently pay to the Subscription Receipt Agent any difference between the amounts owing to the Subscription Receiptholders and the amount of the Escrowed Funds.

6.4 Escrowed Funds Held

In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the earlier of the Termination Date and the Escrow Release Date, each holder of Subscription Receipts has a claim against the Escrowed Funds held by the Subscription Receipt Agent and against the Corporation, in the amount equal to $4.45 for each Subscription Receipt held by such holder, which claim shall, subject to the contractual rights in Section 5.5, subsist until such time as the SR Shares and SR Warrants issuable upon the conversion of such Subscription Receipts are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination Date and the first Business Day following the Escrow Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets of the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets, the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued the SR Shares and SR Warrants upon the conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Escrowed Funds held by the Subscription Receipt Agent, and against the Corporation for any shortfall, in an amount equal to $4.45 for each Subscription Receipt held by such holder plus their pro rata Subscription Receipt Interest on the Escrowed Proceeds less any withholding tax required to be withheld in respect thereof.

6.5 Representation Regarding Third Party Interests

Each party to this Agreement (in this Section 6.5 referred to as a "representing party") hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent's prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 7

ADJUSTMENTS

7.1 Adjustment to Number of SR Warrant Shares and SR Warrant Exercise Price

Any adjustment to the number of SR Warrant Shares issuable upon exercise of the SR Warrants and the exercise price of the SR Warrants shall be determined in accordance with the terms and conditions of the Warrant Indenture.

7.2 Adjustment of Number of SR Shares and SR Warrants

The Subscription Receipts shall be subject to adjustment from time to time in the following circumstances and manner:

(a) Subject to Section 7.3, so long as any Subscription Receipts remain outstanding, the Corporation shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii) issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;

then, in each such event, the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts by a fraction:

(A) the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and

(B) the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

Such adjustment shall be made successively whenever any event referred to in this Section 7.2(a) shall occur. Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for such issue or distribution for the purpose of calculating the number of outstanding Common Shares under Section 7.2(b) and Section 7.2(c). For avoidance of doubt, the number of Common Shares to be issued in connection with the conversion of Subscription Receipts upon following the completion of the Consolidation shall be adjusted in accordance with the provisions of Section 7.2 to give effect to the Consolidation.

(b) Subject to Section 7.3, so long as any Subscription Receipts remain outstanding, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after such record date so that it shall equal the number determined by multiplying the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts by a fraction:

(i) the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; and

(ii) the denominator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price.

Any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be readjusted to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts which would then be in effect if such record date had not been fixed or to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c) Subject to Section 7.3, so long as any Subscription Receipts remain outstanding, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

(i) shares of the Corporation of any class other than Common Shares or other securities of the Corporation;

(ii) rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of the Corporation;

(iii) evidences of its indebtedness; or

(iv) any property or other assets;

(excluding, in each case, any distribution referred to in Section 7.2(a) or Section 7.2(b)) then, in each such case, the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be adjusted immediately after such record date so that it shall equal the number determined by multiplying the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts by a fraction:

(i) the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and

(ii) the denominator of which will be:

(A) the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less

(B) the aggregate fair market value, as determined by the Directors, acting reasonably, whose determination, absent manifest error, will be conclusive, to the holders of Common Shares of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.

Any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be readjusted to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts which would then be in effect if such record date had not been fixed or to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(d) Subject to Section 7.3, so long as any Subscription Receipts remain outstanding, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than as described in Section 7.2(a), Section 7.2(b) or Section 7.2(c)) or an amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Subscription Receiptholder whose Subscription Receipts have not been converted prior to the effective time of such reclassification, reorganization, amalgamation, arrangement, merger, sale or conveyance shall, upon the conversion of the Subscription Receipts, be entitled to receive and shall accept, in lieu of the number of SR Shares and SR Warrants to which the Subscription Receiptholder was prior thereto entitled upon conversion, the kind and number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such reclassification, capital reorganization, amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that such Subscription Receiptholder would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of SR Shares and SR Warrants to which immediately before the transaction or event he was entitled upon conversion of the Subscription Receipts. To give effect to or to evidence the provisions of this Section 7.2(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholder to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled on the conversion of the Subscription Receipts thereafter. Any agreement entered into between the Corporation and the Subscription Receipt Agent pursuant to the provisions of this Section 7.2(d) shall be a supplemental agreement entered into pursuant to the provisions of Article 10. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Subscription Receipt Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 7.2 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.

(e) In any case in which this Section 7.2 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein the Corporation may defer, until the occurrence of such event, issuing to the holder of any Subscription Receipt in respect of which the Subscription Receipts are converted after such event, the additional SR Shares, SR Warrants or other securities or property issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Subscription Receiptholder, as soon as reasonably practicable after such record date, an appropriate instrument evidencing such Subscription Receiptholder's right to receive such additional SR Shares, SR Warrants or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional SR Shares, SR Warrants or other securities or property declared in favour of holders of record of SR Shares, SR Warrants or securities or property on and after the relevant date of conversion, or such later date as such Subscription Receiptholder would, but for the provisions of this Section 7.2(e), have become the holder of record of such additional SR Shares, SR Warrants or other securities or property pursuant to this Section 7.2, provided that if the other securities are not securities of the Corporation, the Corporation will not be liable to any holder should the issuer thereof not pay any distribution declared thereon.

(f) In any case in which Section 7.2(c) requires that an adjustment be made to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts, no such adjustment shall be made if the Subscription Receipt Agent receives the shares, other securities, rights, options, warrants, evidences of indebtedness or other assets or property referred to in Section 7.2(c), in such kind and number as Subscription Receiptholders would have received if they had been holders of SR Shares on the applicable record date or effective date by virtue of their right to be issued SR Shares and SR Warrants upon conversion of the Subscription Receipts. Any such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets or property so received by the Subscription Receipt Agent shall be held and distributed by the Subscription Receipt Agent pursuant hereto.

(g) The adjustments provided for in this Section 7.2 are cumulative and shall be computed to the nearest two decimal places and will apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 7.2, provided that, notwithstanding any other provision of this Section 7.2, no adjustment of the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts shall be required unless such adjustment would require an increase or decrease of at least one percent in the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts, provided, however, that any adjustments which by reason of this 7.2(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts.

(i) After any adjustment pursuant to this Section 7.2, the terms "Common Shares" and "Warrants" where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 7.2, the Subscription Receiptholder is entitled to receive upon conversion of the Subscription Receipts, and the number of SR Shares and SR Warrants to be issued upon the conversion of the Subscription Receipts shall be interpreted to mean the number of SR Shares, SR Warrants or other property or securities a Subscription Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 7.2, upon the full conversion of the Subscription Receipts, as the case may be.

7.3 No Adjustment for Stock Options etc.

Notwithstanding anything to the contrary in this Article 7, no adjustment shall be made pursuant to this Agreement in respect of the issue of SR Shares or SR Warrants pursuant to any stock option, stock purchase, or other equity incentive plan in force from time to time for officers, Directors or employees of the Corporation or pursuant to any stock option granted or other convertible security issued by the Corporation prior to the date of this Agreement.

7.4 Determination by Corporation's Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 7, such question shall, absent manifest error, be conclusively determined by the Corporation's auditors, who shall have access to all necessary records of the Corporation, and such determination shall, absent manifest error, be binding upon the Corporation, Eight Capital (on behalf of the Underwriters), the Subscription Receipt Agent, all Subscription Receiptholders and all other persons interested therein.

7.5 Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of Counsel to the Corporation (acting reasonably), be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue, as fully paid and non-assessable securities, all of the securities which the holders of such Subscription Receipts are entitled to receive on the conversion of the Subscription Receipts, in accordance with the provisions of this Agreement.

7.6 Action Requiring Adjustment

In case the Corporation, after the date hereof, shall take any action affecting the SR Shares, other than the actions described in this Article 7, which, in the opinion of the Directors would materially adversely affect the rights of the Subscription Receiptholders, then the number of SR Shares and SR Warrants which are to be received upon the conversion of the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the Directors may, in their discretion, reasonably determine to be equitable to the Subscription Receiptholders in such circumstances.

7.7 Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 7, deliver a Certificate of the Corporation to the Subscription Receipt Agent and Eight Capital (on behalf of the Underwriters) specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation's auditors verifying such calculation.

7.8 Notice of Special Matters

The Corporation covenants with the Subscription Receipt Agent that, so long as any Subscription Receipt remains outstanding, it will give notice to the Subscription Receipt Agent, Eight Capital and the Subscription Receiptholders of its intention to fix the record date for any event referred to in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d) which may give rise to an adjustment in the number of SR Shares and SR Warrants issuable upon conversion of the Subscription Receipts. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

7.9 Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(a) shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment contemplated by 7.2, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any SR Shares or SR Warrants or other shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c) shall not be responsible for any failure of the Corporation to issue, transfer or deliver SR Shares or SR Warrants or certificates representing SR Shares or SR Warrants or to comply with any of the covenants contained in this Article 7;

(d) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents of the Corporation; and

(e) shall be entitled to act and rely upon the certificates of the Corporation or of the auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 7.7.

ARTICLE 8

ENFORCEMENT

8.1 Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders as may be outstanding from time to time. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Subscription Receiptholders.

8.2 Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future Director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation and its successors shall be bound in respect hereof.

ARTICLE 9

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1 Right to Convene Meetings

(a) Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders' Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders' Request against the costs which it may incur in connection with calling and holding such meeting.

(b) Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(c) Place of Meeting: Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

9.2 Notice

(a) Notice: At least ten Business Days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b) Contents: The notice of the meeting must state the date and time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat and shall contain such information as reasonably necessary to enable the Subscription Receiptholders to make a reasoned decision on the matter, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3 Chair

The individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chair of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose another individual present to be chair.

9.4 Quorum

(a) Quorum: Subject to the provisions of Section 9.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(b) No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to Section 9.12 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(c) Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

9.5 Power to Adjourn

The chair of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

9.6 Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

9.7 Poll

(a) Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chair or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chair directs.

(b) Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

9.8 Voting

On a show of hands each person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

9.9 Regulations

(a) Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

(i) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a person who executes it on behalf of a Subscription Receiptholder;

(ii) governing the places at which and the times by which instruments appointing proxies must be deposited;

(iii) generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(iv) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, email or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b) Recognition: Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 9.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or persons holding proxies on their behalf.

9.10 Corporation and Subscription Receipt Agent may be Represented

The Corporation, any of the Underwriters and the Subscription Receipt Agent by their respective employees, officers or directors, and Counsel, and counsel of the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a) to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the consent of the Subscription Receipt Agent (such consent not to be unreasonably withheld), of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any agreement supplemental hereto in connection therewith;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed;

(c) subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(d) to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in Section 9.11(c);

(e) to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f) to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(g) to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;

(h) to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

(i) to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation or, with the consent of the Subscription Receipt Agent, such consent not to be unreasonably withheld, concerning any such right of the Subscription Receipt Agent, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(j) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(k) from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

9.12 Meaning of "Extraordinary Resolution"

(a) Meaning: The expression "Extraordinary Resolution" when used in this Agreement means, subject to the provisions of this Section 9.12 and of Section 9.15 and Section 9.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(b) Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 9.12(a) hereof is not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chair.

(c) Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(d) Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e) Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(a) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate 25% of the total number of Subscription Receipts outstanding may not be present.

(f) Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

9.13 Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chair of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

9.15 Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article 9 may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66⅔% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Agreement includes a resolution embodied in an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 9.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

9.17 Evidence of Subscription Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Subscription Receiptholders, including a Subscription Receiptholders' Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Subscription Receiptholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Subscription Receiptholders) of the holding by any person of Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any person of such request or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by an affidavit of a witness of such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument. The Subscription Receipt Agent may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

9.18 Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a Subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a Certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

ARTICLE 10

SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1 Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation and the Subscription Receipt Agent may, without the consent of the Subscription Receiptholders and subject to the provisions of this Agreement, execute and deliver amendments, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent provided the same are not prejudicial to the interests of the Subscription Receiptholders based on the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel;

(b) evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants and obligations of the Corporation under this Agreement;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(d) giving effect to any resolution or Extraordinary Resolution passed as provided in Article 9;

(e) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(f) adding to, deleting or amending the provisions hereof in respect of the transferability of Subscription Receipts;

(g) making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(h) modifying any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, such modification or relief impairs any of the rights of the Subscription Receiptholders as a group or of the Subscription Receipt Agent, acting reasonably, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(i) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the opinion of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not materially prejudiced thereby.

10.2 Successor Entities

In the case of the amalgamation, arrangement, consolidation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a "successor entity"), the successor entity resulting from the amalgamation, arrangement, consolidation, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and the successor entity shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent, acting reasonably, and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11

CONCERNING SUBSCRIPTION RECEIPT AGENT

11.1 Applicable Legislation

If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Corporation and the Subscription Receipt Agent each will at all times in relation to this Agreement and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

11.2 Rights and Duties of Subscription Receipt Agent

(a) Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(b) No Relief From Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct, fraud or bad faith.

(c) Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including, without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders' Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d) Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(e) Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

(f) Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(g) Accountability for Profit: The Subscription Receipt Agent shall not be liable to account to anyone for the profit it may receive, if any, while holding the Escrowed Funds.

(h) Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti- money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non- compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten days' written notice to the Corporation provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such ten-day period, then such resignation shall not be effective.

(i) Transfers: No duty shall rest with the Subscription Receipt Agent to determine compliance of the transferor or transferee with Applicable Legislation. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

11.3 Evidence, Experts and Advisers

(a) Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(b) Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.

(c) Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 11.3(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chief Executive Officer, President, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or Director(s) of the Corporation to whom such authority is delegated by the Directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(d) Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders' Request, by a Subscription Receiptholder may be made by the certificate of a notary public, solicitor, commission for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(e) Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

11.4 Documents, Money, Etc. held by Subscription Receipt Agent

(a) Safekeeping: Any security, documents of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement hereof may be placed in the deposit vaults of the Subscription Receipt Agent or placed in the deposit vaults of any Canadian chartered bank or deposited for safekeeping with any such bank.

(b) Withholdings: If the Subscription Receipt Agent is required to withhold or deduct any amount in respect of taxes in accordance with this Agreement, the Subscription Receipt Agent will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant governmental entity as and when required by applicable laws as directed by the Corporation.

(c) Interest: Subject to the terms herein, the Subscription Receipt Interest received by the Subscription Receipt Agent will belong to the Corporation.

11.5 Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

11.6 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

11.7 Protection of Subscription Receipt Agent

(a) Protection: By way of supplement to the provisions of any law for the relevant time relating to subscription receipt agents, it is expressly declared and agreed that:

(i) the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representations of the Subscription Receipt Agent contained in this Agreement, including in Section 11.9 or in the certification of the Subscription Receipt Agent on the Subscription Receipt Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii) nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(iii) the Subscription Receipt Agent will not be bound to give notice to any person of the execution hereof;

(iv) the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct, fraud or bad faith;

(v) the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;

(vi) the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(vii) the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(viii) if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(ix) the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any Subscription Receipt Interest) with the Subscription Receipt Agent at the time of disbursement; and

(x) notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or

(c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b) Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their directors, officers, employees and agents (the "Indemnified Parties") and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, judgments and expenses (including reasonable expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent's duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent's gross negligence, wilful misconduct, fraud or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

11.8 Replacement of Subscription Receipt Agent

(a) Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this section, by giving to the Corporation not less than sixty (60) days' notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(b) Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.

(c) Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.

(d) Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the Ontario Superior Court of Justice, on such notice as the Ontario Superior Court of Justice directs, for the appointment of a new subscription receipt agent.

(e) New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section 11.8 must be a corporation authorized to carry on the business of a transfer agent or trust company in Toronto, Ontario and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation or by the Ontario Superior Court of Justice will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.

(f) Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 12.2(a) hereof.

(g) Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the business of the Subscription Receipt Agent, shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new subscription receipt agent under Section 11.8(e) hereof.

(h) Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent. In case at any time any of the Subscription Receipt Certificates have not been countersigned, a Subscription Receipt Certificate may be countersigned either in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent, and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement. In case at any time the name of the Subscription Receipt Agent is changed and at such time any of the Subscription Receipt Certificates have been countersigned but not delivered, the Subscription Receipt Agent may adopt the countersignature under its prior name and deliver Subscription Receipt Certificates so countersigned; and in case at that time any of the Subscription Receipt Certificates have not been countersigned, the Subscription Receipt Agent may countersign such Subscription Receipt Certificates either in its prior name or in its changed name; and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.

11.9 Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

11.10 Conflict of Interest

The Subscription Receipt Agent represents to the Corporation that to the best of its knowledge at the time of the execution and delivery hereof, no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its duties and obligations hereunder.

ARTICLE 12

GENERAL

12.1 Notice to the Corporation and Subscription Receipt Agent

(a) Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by electronic transmission (if receipt of such transmission is confirmed):

(i) if to the Corporation:

Osisko Development Corp.

1100 Avenue des Canadiens-de-Montréal, Suite 300 Montréal, Québec H3B 2S2

Attention:	Alexander Dann
E-mail:	adann@osiskodev.com

with a copy to (which will not constitute notice):

Bennett Jones LLP

3400 One First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A4

Attention:	Sander Grieve / Andrew Disipio
Email:	grieves@bennettjones.com / disipioa@bennettjones.com

(ii) if to the Subscription Receipt Agent:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention:	Vice President, Corporate Trust
Email:	tmxestaff-corporatetrust@tmx.com
Facsimile:	416-361-0470

(iii) if to Eight Capital, on behalf of the Underwriters:

Eight Capital

100 Adelaide St. W, Suite 2900

Toronto, Ontario M5H 1S3

Attention:	John Sutherland
Email:	jsutherland@viiicapital.com

with a copy to (which will not constitute notice):

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@cassels.com

and any such notice delivered or sent in accordance with the foregoing prior to 5:00 p.m. (Toronto time) on a Business Day will be deemed to have been received on the date of delivery or email transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

(b) Change of Address: The Corporation, the Subscription Receipt Agent or Eight Capital, as the case may be, may from time to time notify each of the other parties hereto in the manner provided in Section 12.1(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation, the Subscription Receipt Agent or Eight Capital, as the case may be, for all purposes of this Agreement.

(c) Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to any of the parties hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

12.2 Notice to Subscription Receiptholders

(a) Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail.

(b) Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

12.3 Satisfaction and Discharge of Agreement

Upon the earlier of (i) the issuance of the SR Shares and SR Warrants required to be issued in compliance with the provisions hereof and payment of all consideration as provided for in Section 6.3(a) upon satisfaction of the Escrow Release Conditions; and (ii) the payment of all consideration pursuant to Section 6.3(b) upon delivery of a Termination Notice, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging of this Agreement.

12.4 Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.5 Discretion of Directors

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

12.6 Force Majeure

No party shall be liable to any other party, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 12.6. For greater certainty, COVID-19 and the impacts related thereto shall not constitute a force majeure event unless such event prevented, hindered or delayed the performance or observance by a party of a provision herein contained and such event was not reasonably foreseeable as of the date of this Agreement.

12.7 Privacy Consent

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Agreement and other services that may be requested from time to time;

(b) to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c) to meet the Subscription Receipt Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.tsxtrust.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

12.8 Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

12.9 Electronic Copies

Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy via email of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

OSISKO DEVELOPMENT CORP.

By:	(signed) "Sean Roosen"
Name: Sean Roosen
Title: Chairman and CEO

By:	(signed) "Alexander Dann"
Name: Alexander Dann
Title: Chief Financial Officer

EIGHT CAPITAL

By:	(signed) "John Sutherland"
Name: John Sutherland
Title: Principal, Managing Director

TSX TRUST COMPANY

By:	(signed) "Sumit Khanna"
Name: Sumit Khanna
Title: Corporate Trust Officer

By:	(signed) "Donald Crawford"
Name: Donald Crawford
Title: Senior Trust Officer

SCHEDULE "A"

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

For all Subscription Receipt issued, include the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 3, 2022.

and if applicable under the policies of the Exchange, the additional legend as follows:

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 3, 2022.

For all Subscription Receipts registered in the name of the CDS, the following additional legend:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO DEVELOPMENT CORP. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Certificate Number:	CUSIP
Number of Subscription Receipts:	ISIN

SUBSCRIPTION RECEIPTS

OSISKO DEVELOPMENT CORP.

(a corporation existing under the federal laws of Canada)

THIS IS TO CERTIFY THAT, for value received, [●] (the "holder") is the registered holder of the number of subscription receipts ("Subscription Receipts") specified above of Osisko Development Corp. (the "Corporation") and is thereby entitled, without payment of any additional consideration or further action, to be issued, at the Escrow Release Time (as defined in the Subscription Receipt Agreement hereinafter referred to) one common share of the Corporation (each a "SR Share") and one common share purchase warrant of the Corporation (each whole warrant, a "SR Warrant") in respect of each Subscription Receipt held. This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Subscription Receipt Agreement") dated as of March 2, 2022, between the Corporation, TSX Trust Company (the "Subscription Receipt Agent") and Eight Capital. Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation, the Subscription Receipt Agent and Eight Capital in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Subscription Receipt Agreement. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate will be automatically converted into SR Shares and SR Warrants by the Subscription Receipt Agent at the Escrow Release Time for and on behalf of the holder upon satisfaction of the Escrow Release Conditions and the holder will be a holder of the SR Shares and SR Warrants issuable on the conversion of such Subscription Receipts without additional consideration or the taking of any further action by the holder. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

Pursuant to the Subscription Receipt Agreement, the Escrow Release Date is the date, or the Business Day following such date, on which the Subscription Receipt Agent receives the Escrow Release Notice in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction of the Escrow Release Conditions, will advise the Subscription Receipt Agent of the conversion of the Subscription Receipts into SR Shares and SR Warrants and will instruct the Subscription Receipt Agent to pay the Escrowed Funds in accordance with the Subscription Receipt Agreement.

In the event that a Termination Event occurs and a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent. In such event, the holder will be entitled to receive, and the Subscription Receipt Agent and the Corporation shall pay to the holders of the Subscription Receipts, the the aggregate amount of $4.45 per Subscription Receipt then held together with their pro rata share of the Subscription Receipt Interest earned on the Escrowed Proceeds (less any withholding tax required to be withheld in respect thereof), all as more particularly set out in the Subscription Receipt Agreement. The Corporation shall be liable for, and shall forthwith after the Termination Date deposit funds with the Subscription Receipt Agent in an amount equal to any shortfall between the amounts owing to Subscription Receiptholders and the amount of the Escrowed Funds. Neither the Subscription Receipt Agent nor the Underwriters shall have any responsibility for any such shortfall owing to the Subscription Receiptholders.

The holder of this Subscription Receipt is cautioned that in the event that the Subscription Receipts are deemed to be cancelled, a cheque will be mailed or delivered to the latest address of record of the registered holder.

Subject to the terms of the Subscription Receipt Agreement, on and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to the SR Shares and SR Warrants issued to such holder.

No SR Shares or SR Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

The Subscription Receipts may be transferred in accordance with applicable securities laws and by the transferor and transferee duly completing and executing the transfer forms attached hereto, and surrendering this Subscription Receipt Certificate to the Subscription Receipt Agent at its principal office.

The Subscription Receipts and the SR Shares and SR Warrants issuable upon deemed conversion of the Subscription Receipts and SR Warrant Shares issuable upon exercise of SR Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be offered, sold, pledged, or otherwise transferred, directly or indirectly, only pursuant to a registration statement effective under the U.S. Securities Act or pursuant to an exemption from registration thereunder and similar exemptions under all applicable state securities law.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been Authenticated by or on behalf of the Subscription Receipt Agent for the relevant time under the Subscription Receipt Agreement.

Time is of the essence hereof. This Subscription Receipt Certificate is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the _____ day of _______________,

2022.

OSISKO DEVELOPMENT CORP.

By:     _______________________________________________

           Authorized Signing Officer

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned this _____ day of _______________, 2022.

TSX TRUST COMPANY

By:     _______________________________________________

           Authorized Signing Officer

FORM OF TRANSFER

TO:	TSX Trust Company
Attn: Stock Transfer

AND TO:	Osisko Development Corp.

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

________________________ of the Subscription Receipts registered in the name of the undersigned transferor represented by the Subscription Receipt Certificate and hereby irrevocably constitutes and appoints _____________________________________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Subscription Receipts.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not a person in the United States or a U.S. Person (as such terms are defined in Rule 144A and Regulation S under the United States Securities Act of 1933, as amended).

DATED this _______ day of _______________________________, 2022.

______________________________	___________________________
Signature of Subscription Receipt Holder	Signature Guarantee
(Transferor)

_____________________________

Print name

___________________________________________________________________________

Address

NOTES:

1. The signature to this transfer must correspond with the name as recorded on the Subscription Receipts in every particular without alteration or enlargement or any change whatsoever. The signature of the person executing this transfer must be guaranteed by a participating Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

2. Subscription Receipts shall only be transferable in accordance with the Subscription Receipt Agreement among Osisko Development Corp., TSX Trust Company, Eight Capital, on behalf of the Underwriters, dated as of March 2, 2022, Applicable Legislation and the rules and policies of the TSXV or any applicable stock exchange.

B-1

SCHEDULE "B"

ESCROW RELEASE NOTICE

TO: TSX TRUST COMPANY

Reference is made to the subscription receipt agreement dated March 2, 2022 (the "Subscription Receipt Agreement") between Osisko Development Corp. (the "Corporation"), TSX Trust Company (the "Subscription Receipt Agent") and Eight Capital, on behalf of the Underwriters. Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby notified that the Escrow Release Conditions have been satisfied (or, to the extent applicable, waived) in full in accordance with the Subscription Receipt Agreement, and, accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized, in accordance with Section 4.1 of the Subscription Receipt Agreement, to:

(a) convert the Subscription Receipts in accordance with Section 4.1(c) of the Subscription Receipt Agreement; and

(b) release, in accordance with Section 4.1(e) of the Subscription Receipt Agreement, to:

(i) Eight Capital (on behalf of the Underwriters), $[●], representing the Balance of the Underwriters' Commission ($[●]) and any Subscription Receipt Interest earned thereon

($[●]), by means of a wire transfer of immediately available funds to the bank account indicated in the attached; and

(ii) the Corporation (or as the Corporation may direct), $[●], representing the balance of the Escrowed Funds (less an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements payable pursuant to the Subscription Receipt Agreement), by means of a wire transfer of immediately available funds to the bank account indicated in the attached.

This Escrow Release Notice, which may be signed in counterparts and delivered by email, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

[Remainder of page intentionally left blank. Signature page follows.]

B-2

DATED this _____ day of _______________, 2022.

OSISKO DEVELOPMENT CORP.

By:    _______________________________________

         Name:

         Title:

ACKNOWLEDGED AND AGREED to this _____ day of _______________, 2022 by:

EIGHT CAPITAL

By:    _______________________________________

         Name:

         Title:

C-1

SCHEDULE "C"

OFFICERS' CERTIFICATE

TO: EIGHT CAPITAL

BMO NESBITT BURNS INC.

NATIONAL BANK FINANCIAL INC.

CANACCORD GENUITY CORP.

RBC CAPITAL MARKETS

PI FINANCIAL CORP.
DESJARDINS SECURITIES INC.
(collectively, the "Underwriters")

This Officers' Certificate is being provided pursuant to the subscription receipt agreement (the "Agreement") dated March 2, 2022, among Osisko Development Corp. (the "Corporation"), Eight Capital, on behalf of the Underwriters, and TSX Trust Company. Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

The undersigned do hereby certify for and on behalf of the Corporation, as the case may be, and not in their personal capacity that all of the Escrow Release Conditions set forth in Section 1.1(s)(i) of the Agreement, have been satisfied.

This Officers' Certificate may be signed in counterparts and delivered electronically, and is irrevocable.

DATED the ______ day of _________________, 2022.

OSISKO DEVELOPMENT CORP.

By:    __________________________________________

          Name: Sean Roosen

          Title: Chairman and CEO

By:     __________________________________________

          Name: Alexander Dann

          Title: Chief Financial Officer